UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Kush Bottles, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
501334 106
(CUSIP Number)
Jeffrey Meng 17595 Harvard Ave., Suite C552 Irvine, CA 92614 (714) 243-4074
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jeffrey Meng
2.	Check the Appropriate Box if a Member of a Group: Not Applicable (a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6.	Citizenship or Place of Organization: USA
7. Sole Voting Power: 3,814,200
8. Shared Voting Power: None
9. Sole Dispositive Power: 3,814,200
10. Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,814,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: / /
13.	Percent of Class Represented by Amount in Row (11): 8%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 501334106	SC 13D	Page 3 of 5

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share, (the "Shares") of Kush Bottles, Inc., a Nevada corporation (the "Company" or the "Issuer").  The principal executive offices of the Company are located at:  1800 Newport Circle, Santa Ana, CA 92705.

Item 2.  Identity and Background

(a)  This statement is filed by Jeffrey Meng (the "Reporting Person").

(b)  The Reporting Person's address is 17595 Harvard Ave., Suite C552, Irvine, CA 92614.

(c)  The Reporting Person is not an officer or director of the Issuer.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares were acquired pursuant to share exchange with Kim International Corporation, whereby the Reporting Person originally received 4,700,000 shares of the Issuer.

Item 4.   Purpose of Transaction

The Reporting Person acquired the shares pursuant to a share exchange that took place in March of 2014 between the Issuer and Kim International Corporation and the shares were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person does not have any plans or proposals, or the ability to take any action which would relate to or result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, except that an expansion of the Board of Directors over time is planned;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure, except that the Company has expanded its real estate operations to Mexico;

(g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, except that the Company will decrease its authorized common stock;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider Reporting Person's position, change Reporting Person's purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of  Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer

  (a)  The aggregate number of shares of common stock to which this Schedule 13D relates is 3,814,200 shares.  The shares represent approximately 8% of the common stock outstanding as of November 3, 2016.

(b)  Reporting Person has sole voting and dispositive power over the shares of common stock that the Reporting Person owns.

(c)  No transactions in the Common Stock were effected during the past sixty days by the Reporting Person, except as reported to the Securities and Exchange Commission ("SEC") in reports filed under Section 16 of the Securities Exchange Act of 1934.

(d)  Not Applicable.

(e)  Not Applicable.

.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to Be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2016
/s/Jeffrey Meng
Jeffrey Meng